Exhibit 99.2
2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2007
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s audited consolidated financial statements for the year ended December 31, 2007 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 10, 2008.
FINANCIAL/OPERATIONAL HIGHLIGHTS
•	Record net earnings of $256.5 million in the fourth quarter ($0.36 per share) and $460.1 million ($0.65 per share) for the year, compared to the 2006 net earnings of $66.0 million in the fourth quarter ($0.11 per share) and $408.3 million ($0.94 per share) in the year. Adjusted net earnings amounted to $178.5 million ($0.25 per share) in the fourth quarter of 2007 and $440.4 million ($0.62 per share) for the year. (1)

•	Operating cash flows from continuing operations of $229.6 million in the fourth quarter and $650.7 million in the year, compared to $230.6 million in the fourth quarter of 2006 and $763.7 million in the year. Operating cash flows before working capital changes of $327.1 million in the fourth quarter and $864.7 million in the year, compared to $159.1 million in the fourth quarter of 2006 and $707.1 million in the year.

•	Gold production increased by 9%, to 638,900 ounces in the fourth quarter (2006 – 587,900 ounces) and by 35%, to 2,292,600 ounces, in the year (2006 – 1,693,300 ounces). (2)

•	Total cash costs (net of by-product copper and silver credits) of $195 per ounce in the fourth quarter (2006 – $160 per ounce) and $163 per ounce for the year (2006 – $33 per ounce). (3)

•	On February 14, 2008, completed the disposition of 48% interest in Silver Wheaton, for cash proceeds of C$1.6 billion.

(1)	Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 28 for a reconciliation of adjusted net earnings to reported net earnings.

(2)	Non-GAAP performance measure – includes the results of La Coipa, which, for accounting purposes have been reclassified as discontinued operations.

(3)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 27 for a reconciliation of total cash costs to reported operating expenses.
OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, the Marigold gold mine (67% interest) and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project and the Los Filos gold project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in
GOLDCORP      |     1

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 68% interest in Terrane Metals Corp. (“Terrane”), a publicly traded exploration company and a 21% interest in Peak Gold Ltd. (“Peak Gold”), a publicly traded gold mining company.
The Peak gold mine in Australia and the Amapari gold mine in Brazil were sold to Peak Gold in the second quarter of 2007. On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mines in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver/gold mine in Chile and $204.9 million in cash.
On February 14, 2008, Goldcorp disposed of its remaining interest in Silver Wheaton.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and the Toronto Stock Exchange.
Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet and has not hedged or sold forward any of its future gold production.
Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas.
CORPORATE DEVELOPMENTS
Secondary Offering of Silver Wheaton Shares
On January 31, 2008, Goldcorp announced that it had entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters agreed to purchase from a wholly-owned subsidiary of Goldcorp, on a bought deal basis, 108 million common shares of Silver Wheaton at a price of $14.50 per share, for aggregate gross proceeds to Goldcorp of C$1,566.0 million (the “offering”). The offering, which closed on February 14, 2008, represents the sale of all of Goldcorp’s remaining interest in Silver Wheaton.
The share sale is consistent with Goldcorp’s commitment to simplify its corporate structure, while further strengthening its balance sheet. The proceeds from the transaction provide Goldcorp with the financial flexibility to fund an expected 50% growth in gold production over the next five-year period and pursue future growth opportunities.
Acquisition of Full Ownership of Porcupine and Musselwhite Mines
On December 21, 2007, the Company completed a transaction with Kinross Corporation to acquire Kinross’ 49% share of the Porcupine gold mines in northeastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $204.9 million in cash and working capital adjustments. The transaction enhances Goldcorp’s geographic focus in NAFTA countries, and exchanges an asset with a short-term mine life for the remaining joint venture interest in two long-life mining assets.
Sale of Peñasquito Silver Stream
On July 24, 2007, Goldcorp completed its agreement with Silver Wheaton to sell 25% of the silver produced from its Peñasquito project located in Mexico for the life of mine. Total upfront consideration paid was $485 million in cash. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.
As at December 31, 2007, Peñasquito contained proven and probable silver reserves of 864 million ounces, measured and indicated silver resources of 413 million ounces, and inferred silver resources of 510 million ounces.
As a result of this transaction, Silver Wheaton entered into a commitment with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan (the “term loan”) and $300 million under a revolving term loan (the “revolving loan”) in order to finance the acquisition of the Peñasquito silver contract.
2     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
The revolving loan is for a period of seven years and the term loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. In order to fund the transaction, the term loan was drawn in full and the revolving loan was drawn in the amount of $246 million. At December 31, 2007, the revolving loan was drawn in the amount of $227 million.
As Goldcorp consolidated Silver Wheaton in its financial results for the year ending December 31, 2007, the impact of this transaction resulted in an increase to cash and long- term debt.
Sale of Peak and Amapari Mines
During April 2007, Goldcorp closed the sale of the Amapari mine in Brazil and Peak mine in Australia to Peak Gold (formerly GPJ Ventures Ltd.) in exchange for $200 million in cash and $100 million in shares of Peak Gold, which resulted in a gain of approximately $6.5 million after tax, recorded in the second quarter of 2007. As at December 31, 2007, Goldcorp owned approximately 21% of Peak Gold.
Acquisition of Glamis Gold Ltd.
On November 4, 2006, Goldcorp and Glamis Gold Ltd. (“Glamis”) completed a transaction to combine the two companies.
Upon completion, Goldcorp acquired interests in the El Sauzal mine (100%) in Mexico, Marlin mine (100%) in Guatemala, Marigold mine (67%) in the United States, San Martin mine (100%) in Honduras, the Peñasquito project (100%) in Mexico, and the Cerro Blanco project (100%) in Guatemala.
Under the terms of the arrangement, each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (‘‘SAR’s’’) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option giving the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, November 4, 2006.
The purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition and all applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with the accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issues Committee Abstract 152). An independent valuation of the assets acquired was completed in the latter part of 2007, supporting management’s allocation of the purchase consideration, and resulted in an adjustment to the preliminary allocation of the purchase consideration.
Acquisition of Certain Placer Dome Mining Assets
On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome Inc (“Placer Dome”)’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities in the amount of $1.3 billion and cash on hand. On June 9, 2006, Goldcorp closed on the early warrant exercise transaction. Proceeds received were approximately $455 million, which were subsequently used to repay credit facilities drawn down to fund the acquisition of Placer Dome assets. By virtue of the transaction with Barrick, Goldcorp acquired interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) silver/gold mine in Chile (see “Acquisition of Full Ownership of
GOLDCORP      |     3

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Porcupine and Musselwhite Mines” above for subsequent transactions with respect to these assets). Goldcorp also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp completed the sale of Mount Milligan and certain other Canadian exploration interests to Terrane for 240 million convertible preferred shares of Terrane at a price of C$0.50 per share.
This business combination was accounted for as a purchase transaction, with Goldcorp being identified as the acquirer. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, May 12, 2006.
The purchase consideration was allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time the consolidated financial statements were prepared. This process was performed in accordance with accounting pronouncements relating to “Mining Assets and Business Combinations” (CICA Emerging Issues Committee Abstract 152). An independent valuation of the assets acquired was completed, supporting management’s allocation of the purchase consideration.
Acquisition of Virginia Gold Mines Inc.
In December 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec, Canada. Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (“New Virginia”) for each issued and outstanding Virginia share. On March 31, 2006, Goldcorp completed the acquisition of Virginia and retained the Éléonore gold project. On March 31, 2006, Goldcorp issued 19.3 million common shares, and warrants, pursuant to the transaction valued at total consideration of $406 million.
4     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED ANNUAL FINANCIAL RESULTS (1)

	2007	2006(2)	2005(3)

Revenues	$2,206.8	$1,649.4	$896.4
Gold (ounces)
– Produced	2,246,500	1,665,000	1,136,300
– Sold	2,211,000	1,674,000	1,344,600
Average realized gold price (per ounce)	$703	$610	$452
Average London spot gold price (per ounce)	$695	$604	$444
Earnings from operations	$612.3	$446.7	$405.2
Earnings from continuing operations	$375.4	$400.6	$285.7
Net earnings from discontinued operations (1)	$84.7	$7.7	$—
Net earnings	$460.1	$408.3	$285.7
Earnings per share from continuing operations
– Basic	$0.53	$0.92	$0.91
– Diluted	$0.53	$0.91	$0.83
Earnings per share
– Basic	$0.65	$0.94	$0.91
– Diluted	$0.65	$0.93	$0.83
Cash flow from operating activities of continuing operations	$650.7	$763.7	$465.8
Total cash costs of continuing operations (per gold ounce) (4)	$188	$39	$22
Dividends paid	$126.9	$79.1	$151.0
Cash and cash equivalents	$510.8	$526.3	$562.2
Total assets	$18,998.0	$17,965.9	$4,066.0

SUMMARIZED FINANCIAL RESULTS INCLUDING DISCONTINUED OPERATIONS (NON-GAAP (1))
Revenues	$2,335.6	$1,710.0	$896.4
Gold (ounces)
– Produced	2,292,600	1,693,300	1,136,300
– Sold	2,253,400	1,708,000	1,344,600
Total cash costs (per gold ounce) (4)	163	$33	$22

(1)	As a result of the sale of Goldcorp’s 50% interest in La Coipa, the results of that mine have been reclassified as discontinued operations, in accordance with GAAP, with restatement of prior periods from May 12, 2006, the date of acquisition. Where noted, certain results above have been presented including La Coipa for informational purposes only.

(2)	Includes Goldcorp’s share of results of Campbell, Musselwhite (68%) and Porcupine (51%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of results of El Sauzal, Marlin, San Martin and Marigold (67%) from November 4, 2006, the date of acquisition.

(3)	Includes, with the exception of net earnings, 100% of Wheaton’s results for the period subsequent to February 14, 2005, the date of acquisition. Net earnings include 82% of Wheaton’s results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onward.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.91 per silver ounce sold to Silver Wheaton).
Review of Annual Financial Results
After two years of substantial growth through acquisitions, starting with the acquisition of Wheaton in February 2005 and followed in 2006 with the acquisitions of certain Placer assets, Virginia, and the Glamis mines and projects, 2007 was a year of integration and process improvement. These acquisitions, along with the rise in commodity prices, have significantly transformed Goldcorp and resulted in substantial increases in revenue, gold production and gold sales, earnings, cash flows (before working capital adjustments)
GOLDCORP      |     5

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
and assets. In December 2007, Goldcorp also acquired a full ownership interest in the Porcupine and Musselwhite mines and disposed of its 50% interest in the La Coipa mine.
When comparing the revenue, gold production and sales in 2007 to the two prior years, the increase is primarily the result of the inclusion of the Glamis and Placer assets for the full year in 2007. Net earnings in 2007 were also impacted by higher realized gold prices, which averaged 15% and 56% higher than in 2006 and 2005, respectively. Total cash costs per ounce increased significantly in 2007 compared to 2006 and 2005, primarily as a result of a decrease in copper sales volume and realized copper prices, higher operating costs due to the impact of the net proceeds payments to Yacimientos Mineros de Agua de Dionisio (“YMAD”), the strengthening of the Canadian dollar (which impacted the Canadian operations by $19 per ounce) , and the addition of the Placer mines, which generated revenues at a higher cash cost than the Company’s pre-existing mines.
Net earnings in 2007 were also impacted by $62.0 million of after-tax gains on the disposition of mining interests and $10.0 million of dilution gains on Silver Wheaton and Terrane Metal shares. These gains were partially offset by $54.6 million of unrealized foreign exchange losses on the revaluation of future income tax liabilities on mineral interests resulting from acquisitions. In comparison, net earnings in 2006 were impacted by a $174.7 million non-cash impairment on the Amapari mine, partially offset by an $87.8 million after-tax gain on sale of Silver Wheaton shares and $4.7 million of unrealized foreign exchange gains on the revaluation of future income tax liabilities arising from acquisitions.
6     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
QUARTERLY FINANCIAL REVIEW

	2007(1)
	Q1	Q2	Q3	Q4	Total

Revenues	$474.2	$528.8	$524.0	$679.8	$2,206.8
Gold produced (ounces)	552,900	526,000	545,000	622,600	2,246,500
Gold sold (ounces)	527,000	536,900	524,000	623,100	2,211,000
Average realized gold price (per ounce)	$650	$665	$685	$797	$703
Earnings from operations	$125.4	$135.9	$155.4	$195.6	$612.3
Net earnings (loss) from continuing operations	$117.5	$(9.0)	$70.3	$196.6	$375.4
Net earnings from discontinued operations (3)	$7.4	$11.9	$5.5	$59.9	$84.7
Net earnings	$124.9	$2.9	$75.8	$256.5	$460.1
Earnings (loss) per share from continuing operations (4)
– Basic	$0.17	$(0.01)	$0.10	$0.28	$0.53
– Diluted	$0.17	$(0.01)	$0.10	$0.28	$0.53
Earnings per share (4)
– Basic	$0.18	$0.00	$0.11	$0.36	$0.65
– Diluted	$0.18	$0.00	$0.11	$0.36	$0.65
Cash flow from operating activities of continuing operations	$111.2	$120.9	$189.0	$229.6	$650.7
Total cash costs of continuing operations (per gold ounce) (5)	$217	$166	$160	$208	$188

INCLUDING DISCONTINUED OPERATIONS (3)
Revenues	$505.6	$567.0	$554.1	$708.9	$2,335.6
Gold produced (ounces)	558,000	539,500	556,200	638,900	2,292,600
Gold sold (ounces)	531,300	546,400	537,200	638,500	2,253,400
Total cash costs (per gold ounce) (5)	$181	$133	$140	$195	$163

	2006(2)
	Q1	Q2	Q3	Q4	Total

Revenues	$286.3	$481.1	$404.3	$477.7	$1,649.4
Gold produced (ounces)	295,100	370,900	419,900	579,100	1,665,000
Gold sold (ounces)	288,400	389,500	410,600	585,500	1,674,000
Average realized gold price (per ounce)	$560	$620	$620	$620	$610
Earnings (loss) from operations	$140.6	$221.0	$146.1	$(60.9)	$446.7
Net earnings from continuing operations	$92.4	$190.4	$62.4	$55.4	$400.6
Net earnings (loss) from discontinued operations (3)	$—	$—	$(2.9)	$10.6	$7.7
Net earnings	$92.4	$190.4	$59.5	$66.0	$408.3
Earnings per share from continuing operations (4)
– Basic	$0.27	$0.50	$0.15	$0.09	$0.92
– Diluted	$0.24	$0.49	$0.15	$0.09	$0.91
Earnings per share (4)
– Basic	$0.27	$0.50	$0.14	$0.11	$0.94
– Diluted	$0.24	$0.49	$0.14	$0.11	$0.93
Cash flow from operating activities of continuing operations	$74.4	$235.3	$223.4	$230.6	$763.7
Total cash costs of continuing operations (per gold ounce) (5)	$(88)	$(131)	$84	$183	$39

INCLUDING DISCONTINUED OPERATIONS (3)
Revenues	$286.3	$491.5	$418.9	$513.3	$1,710.0
Gold produced (ounces)	295,100	378,500	431,800	587,900	1,693,300
Gold sold (ounces)	288,400	398,700	421,400	599,500	1,708,000
Total cash costs (per gold ounce) (5)	$(88)	$(123)	$84	$160	$33

(1)	Reflects Goldcorp’s 100% ownership interest in Musselwhite and Porcupine acquired subsequent to December 21, 2007.

(2)	Includes Goldcorp’s share of results of Campbell, Musselwhite (68%) and Porcupine (51%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of results of El Sauzal, Marlin, San Martin and Marigold (67%) from November 4, 2006, the date of acquisition.
GOLDCORP      |     7

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
(3)	As a result of the sale of Goldcorp’s 50% interest in La Coipa on December 21, 2007, the results of that mine have been reclassified as discontinued operations, in accordance with GAAP, with restatement of prior periods from May 12, 2006, the date of acquisition. Where noted, certain results above have been presented including La Coipa for informational purposes only.

(4)	Sum of quarterly earnings per share may not equal the total for twelve months as each quarterly amount is calculated independently of each other.

(5)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).
Review of Quarterly Financial Results
Net earnings for the fourth quarter of 2007 were $256.5 million or $0.36 per share, compared with $66.0 million or $0.11 per share in 2006. The main factors in the higher earnings are increased gold prices and sales volumes, gains on the disposition of property and Goldcorp’s interest in La Coipa totaling $55.5 million after tax. In comparison, net earnings for the fourth quarter of 2006 were reduced by an impairment charge for the Amapari mine of $175 million offset partially by a gain on sale of Silver Wheaton shares of approximately $88 million after tax.
The comparability of the quarterly operating results in 2007 and 2006 was impacted by the acquisition of the Placer assets on May 12, 2006 and the Glamis mines on November 4, 2006, and, to a lesser extent, the acquisition of the remaining 32% and 49% of the Musselwhite and Porcupine mines, respectively, and the disposition of La Coipa on December 21, 2007.
Gold production increased by 9%, to 638,900 ounces in the fourth quarter of 2007 compared with 587,900 ounces in 2006. Gold sales volume increased by 7%, to 638,500 ounces in 2007, at a total cash cost of $195 per ounce, compared with 599,500 ounces at a total cash cost of $160 in the fourth quarter of 2006. The increase in cash costs is reflective of lower copper by-product credits in the fourth quarter of 2007 combined with increasing operating costs experienced industry-wide. The strengthening of the Canadian dollar increased cash costs of the Canadian operations by approximately $49 per ounce.
Gold revenue increased by $202.1 million, or 42%, compared to the fourth quarter of 2006 due to higher spot prices, the higher ounces sold as a result of the Glamis acquisition, higher ounces produced and sold at Red Lake as a result of higher processing capacity and higher sales at Alumbrera due to the timing of year-end shipments. These increases were partially offset by the disposition of Peak and Amapari and lower production at Porcupine and Luismin.
With the rise in realized gold prices and gold ounces sold, the Company has been able to generate strong quarterly cash flows from operations in both 2007 and 2006. Cash costs have risen on a quarterly basis as a result of the lower proportion of by-product credit revenue generating mines in the total production mix of the Company. The Placer and Glamis mines have less by-product revenue, but this also means that the Company has increased its leverage to the gold price.
Corporate administration costs increased by $6.9 million, primarily due to higher donations and higher stock option expenses. Exploration costs increased by $5.1 million compared to 2006 because of the additional mines acquired, as well as a corporate focus on organic growth. Interest and other income increased by $4.2 million due to a gain from the sale of oil and gas royalties, and interest expense decreased by $8.5 million due to the refinancing of previous revolving credit with a lower interest rate credit facility.
8     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS (1)

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs
		Revenues	(ounces)	(ounces)	(per ounce)	Operations	(per ounce)

Red Lake (1)	2007	$503.4	700,600	714,900	$703	$213.1	$260
	2006	360.8	592,900	590,700	608	186.1	195
Musselwhite (2,4)	2007	107.4	155,700	154,400	695	10.8	491
	2006	62.6	99,700	101,400	618	3.7	349
Porcupine (2.4)	2007	111.4	158,400	158,400	702	4.3	489
	2006	72.9	113,500	118,100	618	16.9	430
Luismin (5)	2007	135.3	163,300	159,600	690	12.3	259
	2006	159.6	208,400	207,000	606	37.8	131
El Sauzal (3)	2007	217.8	306,900	306,500	704	73.6	120
	2006	45.1	63,600	71,000	630	14.3	97
Los Filos (7)	2007	—	43,800	—	—	—	—
	2006	—	—	—	—	—	—
Marlin (3,5)	2007	203.7	227,200	232,700	707	72.8	144
	2006	32.3	42,300	41,000	627	16.0	113
Alumbrera (5)	2007	598.3	230,600	227,300	724	238.7	(684)
	2006	593.1	240,200	237,700	613	334.2	(1,176)
Marigold (3)	2007	68.8	93,900	95,100	723	1.2	575
	2006	19.2	24,900	30,700	625	6.3	308
Wharf	2007	42.7	57,700	57,400	709	14.2	369
	2006	40.6	63,000	63,400	605	12.3	340
San Martin (3)	2007	32.0	45,300	45,700	695	4.6	479
	2006	8.3	9,700	13,000	629	2.1	427
Silver Wheaton	2007	175.4	—	—	—	84.8	—
	2006	158.5	—	—	—	75.7	—
Peak (5,6)	2007	18.9	36,000	30,900	626	7.7	348
	2006	79.7	122,600	114,500	586	21.4	215
Amapari (6)	2007	18.3	27,100	28,100	653	2.8	455
	2006	51.7	84,200	85,500	604	(189.6)	524
Terrane	2007	—	—	—	—	(7.4)	—
	2006	—	—	—	—	(3.1)	—
Other (8)	2007	(26.6)	—	—	—	(121.2)	—
	2006	(35.0)	—	—	—	(87.3)	—
Total – continuing operations	2007	$2,206.8	2,246,500	2,211,000	$703	$612.3	$188
	2006	1,649.4	1,665,000	1,674,000	610	446.8	39
La Coipa (2)	2007	$128.8	46,100	42,400	$711	$56.6	$(1,152)
	2006	60.6	28,300	34,000	616	8.5	(243)
Total – including discontinued operations (for information only)	2007	$2,335.6	2,292,600	2,253,400	$703	$668.9	$163
	2006	1,710.0	1,693,300	1,708,000	610	455.3	33

(1)	Red Lake operating results include those of the Campbell mine from May 12, 2006, the date of acquisition. Therefore, the comparative period in 2006 represents the Red Lake Complex prior to the acquisition date. The inclusion of higher costs from the Campbell complex in 2007 is the primary reason for increased cash costs per ounce period over period from the prior year. The combined mines are presented as one mine going forward.

(2)	Placer mine operating results are included from May 12, 2006, the date of acquisition.

(3)	Glamis operating results are included from November 4, 2006, the date of acquisition.

(4)	Reflects Goldcorp’s 100% ownership interest in Musselwhite and Porcupine acquired subsequent to December 21, 2007.

(5)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).
GOLDCORP      |     9

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
(6)	Peak mine operating results are included until April 27, 2007, the date of disposition. Amapari mine results are included until March 31, 2007, the date of disposition.

(7)	The Los Filos project has not yet achieved commercial production per Canadian GAAP. Pre-commercial production ounces are shown, and related sales revenue will be credited against capitalized project costs.

(8)	Includes costs of sales from silver sales in Luismin and Corporate activities. Includes Silver Wheaton.
OPERATIONAL REVIEW
Red Lake gold mines, Canada

					Total	Total
	Q1	Q2	Q3	Q4	2007	2006(1)

Operating Data

Tonnes of ore milled	180,900	163,900	170,400	205,800	721,000	768,900

Average mill head grade (grams/tonne)	32	32	31	28	31	28

Average recovery rate	97%	97%	97%	96%	97%	97%

Gold (ounces)
– Produced	179,400	173,500	163,400	184,300	700,600	665,600
– Sold	162,100	185,700	172,000	195,100	714,900	661,200
Average realized gold price (per ounce)	$652	$666	$684	$796	$703	$609

Total cash costs (per ounce)	$228	$246	$271	$291	$260	$195

Financial Data

Revenues	$105.9	$124.0	$118.0	$155.5	$503.4	$402.0

Earnings from operations	$48.5	$52.0	$44.6	$68.0	$213.1	$177.1

(1)	The Campbell complex operations are included in Goldcorp’s operating results for the period subsequent to the date of acquisition, May 12, 2006. For comparative purposes only, the 2006 column includes the full year results from the Campbell complex operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.
The ongoing integration of the Red Lake gold mines continued to be the main focus of 2007 as this operation expanded its infrastructure and produced 700,600 ounces of gold at a total cash cost of $260 per ounce. This compared with 665,600 ounces of gold at a total cash cost of $195 per ounce during the prior year. The average mill feed grade increased to 31 grams per tonne (up from 28 grams per tonne in 2006), recoveries were maintained at 97% while the mill throughput decreased by 6%. Cash costs increased by 33% compared with 2006, where 25% of the increase, or $50 per ounce, relates principally to escalating costs for consumables, equipment and labour, while the stronger Canadian dollar accounted for the remaining 8%, or $15 per ounce.
The Red Lake operations’ expansion project has many components, all of which were advanced significantly during 2007. The primary purpose of the expansion is to increase mine and mill capacity. There are two key components of the project. The first is underground infrastructure development, which consists of sinking and equipping the shaft, underground development and ventilation, and the second phase is the expansion of the milling process, with the construction and commissioning of the Vertimill.
An increase in process capacity with the construction of the Vertimill was completed in the third quarter and the necessary permitting to commence operations on January 1, 2008 was received late in the fourth quarter. Initial plant trials have resulted in excellent grind sizes and recovery rates with a 35% increase in the throughput of the Red Lake mill. This increased capacity will be recognized in the second quarter of 2008 as the first underground ventilation improvements are implemented.
The underground infrastructure development will be considered operational when the infrastructure development is complete and the ventilation is operational, which is anticipated in mid-2008.
During 2007, the following key development activities were completed:
•	The sinking of the #3 shaft was completed in January 2007 when it reached a depth 1,924 meters below surface.
10     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
•	Personnel and material began traveling via the new shaft early in the second quarter and, following the completion of the 43 level loading pocket, skipping of development waste commenced.

•	Work continues on the waste/ore handling system for the new shaft, which includes the 43 level conveyor, underground bins and truck dump, and is expected to be completed by the third quarter of 2008. Ventilation upgrades are also in progress and a staged implementation throughout 2008 will provide additional ventilation and allow for increased mining rates.
Impressive high grade results were obtained from both surface and underground exploration drilling during the year.  Priority was given to providing drilling access to the area between the two previous mines (the “Party wall”) and to the deeper areas of the orebody which require favorable drilling orientations. As a result, positive results were obtained from the Deep Campbell area, while the main High Grade Zone remains open at depth and will be tested once exploration platforms are completed later in 2008.
The underground mining contract was not renewed at the end of 2007 and 317 new (ex-contractor) employees, representing approximately 30% of the workforce, joined the company effective January 1, 2008.
Musselwhite mine, Canada (Goldcorp’s interest – 100%) (1)

					Total	Total
	Q1	Q2	Q3	Q4(1)	2007(1)	2006(2)

Operating Data

Tonnes of ore milled	226,800	231,700	228,700	223,900	911,100	884,900

Average mill head grade (grams/tonne)	5.19	5.47	5.53	5.60	5.41	5.51

Average recovery rate	96%	95%	96%	95%	96%	95%

Gold (ounces)
– Produced	36,200	38,500	39,800	41,200	155,700	148,800
– Sold	35,700	38,900	40,400	39,400	154,400	148,700
Average realized gold price (per ounce)	$648	$662	$677	$788	$695	$603

Total cash costs (per ounce)	$458	$478	$490	$534	$491	$425

Financial Data

Revenues	$23.2	$25.8	$27.4	$31.0	$107.4	$89.7

Earnings from operations	$2.2	$2.2	$2.8	$3.6	$10.8	$6.0

(1)	On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 32% interest in the Musselwhite gold mine, and, as a result, the table above reflects Goldcorp’s 68% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.

(2)	Results from Musselwhite mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition, May 12, 2006. For comparative purposes only, the 2006 column includes the full year results from the Musselwhite mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.
Goldcorp’s share of the production for the year amounted to 155,700 ounces, which was 5% higher than in 2006. Mill throughput was 3% higher and mill recoveries increased by 2% compared to the previous year, while headgrade was 3% lower. The higher mill throughput resulted from increased underground production and improved equipment availability. The slightly lower headgrade was anticipated for the year.
Cash costs of $491 per ounce were 15% higher in the year compared to 2006, 9%, or $38 per ounce, of which was primarily due to higher mining equipment repair and operating costs and the remaining 6%, or $28 per ounce, was due to the strengthening of the Canadian dollar. An investment program to replace the aging mining equipment was initiated at Musselwhite during 2007. The second half of the year saw initial improvements in equipment efficiency and availability as new equipment was delivered and commissioned.
Exploration was successful on several fronts at Musselwhite during 2007, indicating high potential for future resource growth at the operation. Underground exploration in the PQ Deeps continued to return positive results, which are reflected in the year-end Reserves and Resources. Drilling is progressing on the North Shore of Opapimiskin Lake (1.8 kilometres along strike from the last PQ Deeps
GOLDCORP      |     11

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
intersection) following initial encouraging results and a newly-discovered parallel shear zone 200 meters west of the current workings (the “Moose zone”) is being investigated.
Porcupine mine, Canada (Goldcorp’s interest – 100%) (1)

					Total	Total
	Q1	Q2	Q3	Q4(1)	2007(1)	2006(2)

Operating Data

Tonnes of ore milled	491,100	489,200	484,900	592,300	2,057,500	2,151,000

Average mill head grade (grams/tonne)	2.49	2.73	2.44	2.26	2.47	2.55

Average recovery rate	94%	96%	94%	93%	94%	93%

Gold (ounces)
– Produced	36,800	41,400	36,800	43,400	158,400	162,700
– Sold	30,400	45,900	37,300	44,800	158,400	168,200
Average realized gold price (per ounce)	$649	$664	$680	$794	$702	$606

Total cash costs (per ounce)	$419	$447	$483	$584	$489	$370

Financial Data

Revenues	$19.8	$30.5	$25.5	$35.6	$111.4	$102.1

Earnings from operations	$1.3	$3.2	$0.3	$(0.5)	$4.3	$17.1

(1)	On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine, and, as a result, the table above reflects Goldcorp’s 51% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.

(2)	Results from the Porcupine mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition, May 12, 2006. For comparative purposes only, the 2006 column includes the full year results from the Porcupine mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.
Production from the Porcupine operation is sourced from the Hoyle Pond underground mine, remnant mining at the Dome underground mine and an open pit mine at Pamour. Goldcorp’s share of Porcupine production amounted to 158,400 ounces in 2007, which was 3% lower than in 2006 due primarily to the lower ore grade from the Pamour open pit. The underground operations saw an increase in ounces produced compared to 2006. Mill throughput was down slightly from the prior year, primarily due to a planned multi-week mill shutdown of one mill circuit that included both the rod and ball mills while recoveries increased 1% over 2006 levels.
Cash costs in 2007 increased 32% over the same period last year, 24% ($88 per ounce) of which was due to reduced gold production and higher consumable and maintenance costs at all the Porcupine operations, while the remaining 8% ($31 per ounce) was related to the strengthening Canadian dollar, The Pamour open pit has underperformed throughout the year and again in the fourth quarter, offsetting strong performance from both the Dome and Hoyle Pond underground operations. It is expected that Pamour’s production results will improve in 2008 as mining proceeds below the old existing pit.
Exploration drilling during the year at the Hoyle Pond underground returned significant results from 200 metres below the current operations, so underground development work to support further, deeper exploration in 2008 has been initiated. Drilling continued on the Hollinger project, where engineering and community consultation are ongoing, targeting completion of a pre-feasibility study in the first half of 2008.
Porcupine recorded a $10.8 million gain (Goldcorp’s share), which was included in “other income”, derived from the sale of the Bell Creek Mill and Tailings Complex to Lake Shore Gold which closed in late December of 2007.
12     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
Luismin mines, Mexico (1)

					Total	Total
	Q1	Q2	Q3	Q4	2007	2006

Operating Data

Tonnes of ore milled	232,400	197,100	203,000	213,100	845,600	1,085,700

Average mill head grade (grams/tonne)
– Gold	6.46	6.09	7.37	5.81	6.43	6.34
– Silver	326	286	381	354	337	328

Average recovery rate
– Gold	95%	92%	92%	94%	94%	94%
– Silver	92%	90%	91%	91%	91%	89%

Produced (ounces)
– Gold	45,900	35,600	44,400	37,400	163,300	208,400
– Silver	1,898,300	1,341,300	1,865,600	1,829,400	6,934,600	8,931,700

Sold (ounces)
– Gold	46,500	34,500	44,000	34,600	159,600	207,000
– Silver	1,937,000	1,394,000	1,900,000	1,682,000	6,913,000	8,978,200

Average realized price (per ounce)
– Gold	$648	$667	$683	$780	$690	$606
– Silver (2)	$3.90	$3.90	$3.90	$3.94	$3.91	$3.90

Total cash costs per gold ounce (2)	$141	$377	$255	$304	$259	$131

Financial Data

Revenues	$37.8	$27.7	$36.8	$33.0	$135.3	$159.6

Earnings (loss) from operations	$9.4	$(2.9)	$5.0	$0.8	$12.3	$37.8

(1)	Prior period figures include the results of the San Martin mine (Mexico), which was sold on January 31, 2007.

(2)	Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce from January to October and $3.95 in November and December. If the silver sales were treated as a co-product, average total cash costs at Luismin for the year ended December 31, 2007, would be $333 per ounce of gold (2006 – $231).
Production from the Luismin mines includes;
•	the San Dimas district, one of the most significant gold-silver deposits in Mexico and

•	Nukay, a small underground mine located adjacent to the Los Filos operation in the south-west of Mexico. With the commencement of commercial production at Los Filos as of January 1, 2008, the production from the Nukay mine will be reported as part of the Los Filos operation in 2008.
Overall production of gold and silver for the year was 163,000 gold ounces and 6.9 million silver ounces, which, in both cases, was 22% lower than the corresponding period last year primarily due to the production of the San Martin mine which was included in 2006. Excluding the effect of the sale of the San Martin mine on January 31, 2007, current year production was lower by 12% in gold and 23% in silver in comparison to 2006 and tonnes milled were 3% higher. The reduced production was primarily due to delays in mine development, which affected the operation’s ability to access high-grade zones.
Cash costs for 2007 increased significantly as a result of the lower gold production, the lower silver by-product credit and higher costs for labour and consumables. The plant upgrades to the milling, tailings and smelting areas at San Dimas are expected to provide increased efficiencies during 2008. Additional underground development has commenced in preparation for increases in mill throughput anticipated in 2010. Construction of the Las Truchas hydroelectric plant is nearing completion and is expected to provide 7 megawatts of low cost power to the operation from mid-2008.
Exploration continued in many of the multiple veins of the San Dimas operation. Nukay exploration continued to focus on the skarn at the limestone – porphyry contact.
GOLDCORP      |     13

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal mine, Mexico

					Total	Total
	Q1	Q2	Q3	Q4	2007	2006(1)

Operating Data

Tonnes of ore mined	594,800	779,600	701,100	618,000	2,693,500	2,633,600

Tonnes of waste removed	985,100	1,169,400	1,179,100	1,261,600	4,595,200	4,757,800

Ratio of waste to ore	1.7	1.5	1.7	2.0	1.7	1.8

Tonnes of ore milled	480,200	575,600	574,700	534,900	2,165,400	2,107,700

Average mill head grade(grams/tonne)	4.64	4.70	4.46	5.11	4.65	4.70

Average recovery rate	94%	94%	94%	94%	94%	94%

Gold (ounces)
– Produced	66,600	79,900	77,600	82,800	306,900	299,600
– Sold	66,500	75,600	81,000	83,400	306,500	296,800

Average realized gold price (per ounce)	$655	$664	$683	$799	$704	$607

Total cash costs (per ounce)	$117	$127	$117	$118	$120	$103

Financial Data

Revenues	$44.1	$50.8	$56.0	$66.9	$217.8	$182.0

Earnings from operations	$11.7	$13.5	$17.1	$31.3	$73.6	$119.4

(1)	Results from the El Sauzal mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition, November 4, 2006. For comparative purposes only, the 2006 column includes the full year results from the El Sauzal mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.
El Sauzal continued to deliver strong results with a 2% increase in gold production for the year. The recovery was unchanged at 94%, while mill throughput increased 2% over the prior year. A 17% increase in cash costs resulted from higher maintenance costs on the heavy equipment fleet.
During 2007 a decision was taken not to pursue a proposed heap leach project at the site and the investigation of alternatives to treat the lower grade material remains in progress.
Extension of the mine life at El Sauzal is a priority of the exploration program, consequently drilling continued throughout the year inside the pit area and in the immediately surrounding regions.
14     |     GOLDCORP

2007 Annual Report
(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala

					Total	Total
	Q1	Q2	Q3	Q4	2007	2006(1)

Operating Data

Tonnes of ore milled	361,500	442,100	462,200	506,800	1,772,600	1,088,800

Average mill head grade (grams/tonne)
– Gold	4.87	4.27	4.36	4.73	4.55	4.92
– Silver	89	80	86	84	84	75

Average recovery rate
– Gold	83%	89%	91%	90%	88%	87%
– Silver	58%	60%	63%	56%	59%	60%

Produced (ounces)
– Gold	46,800	53,700	58,700	68,000	227,200	161,000
– Silver	591,900	680,800	793,600	771,000	2,837,300	1,598,400

Sold (ounces)
– Gold	51,100	52,700	57,000	71,900	232,700	153,800
– Silver	616,400	667,000	675,800	938,100	2,897,300	1,443,000

Average realized gold price (per ounce)	$653	$664	$679	$799	$707	$602

Total cash costs (per ounce) (2)	$144	$140	$176	$121	$144	$209

Financial Data

Revenues	$41.6	$43.8	$47.3	$71.0	$203.7	$109.9

Earnings from operations	$16.4	$17.6	$17.5	$21.3	$72.8	$36.4

(1)	Results from the Marlin mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. For comparative purposes only, the 2006 column includes the full year results from the Marlin mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.

(2)	The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for the year ended December 31, 2007, would be $253 per ounce of gold and $4.76 per ounce of silver (2006 – $270 and $5, respectively).
During 2007 the Marlin mine produced 227,200 ounces of gold and 2,897,300 ounces of silver, an increase of 41% in gold and 81% in silver over the 2006 production. Mill throughput increased by 63% over the same period due to the optimization efforts and upgrades made to the process plant throughout the year. Gold recovery increased slightly over the previous year while silver decreased because of the reduced retention time. A seventh leach tank was commissioned during the fourth quarter to aid recoveries and offset this impact and test work remains in progress to further enhance the process. The lower ore grade processed was a result of the underground mining sequence, but its impact was more than offset by the higher volumes of ore processed.
Underground ore production increased 103% over the prior year, averaging 982 tonnes per day. Additional mining equipment and the implementation of long hole stope mining in appropriate areas of the operation continue to favourably impact the underground production rate. On-going training in the open pit area saw the surface mining rate increase 42% to an average of 13,147 tonnes per day for the year. Cash costs for the year were $144 per ounce compared to $209 in 2006, a reduction of 31%, which relates principally to increased gold production and higher silver credits.
GOLDCORP      |     15

(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

					Total	Total
	Q1	Q2	Q3	Q4	2007	2006

Operating Data

Tonnes of ore mined	2,504,300	2,493,700	2,133,400	2,475,000	9,606,400	11,625,500

Tonnes of waste removed	8,488,500	8,181,100	7,476,800	7,469,400	31,615,800	30,435,400

Ratio of waste to ore	3.4	3.3	3.5	3.0	3.3	2.6

Tonnes of ore milled	3,648,800	3,584,500	3,683,300	3,561,000	14,477,600	13,631,100

Average mill head grade
– Gold (grams/tonne)	0.54	0.61	0.78	0.77	0.67	0.71
– Copper (%)	0.49%	0.55%	0.61%	0.58%	0.56%	0.56%

Average recovery rate
– Gold	69%	72%	73%	80%	74%	78%
– Copper	82%	83%	84%	86%	84%	88%

Produced
– Gold (ounces)	43,200	50,800	66,000	70,600	230,600	240,200
– Copper (thousands of pounds)	32,600	36,400	40,800	39,200	149,000	148,900

Sold
– Gold (ounces)	40,000	51,000	49,600	86,700	227,300	237,700
– Copper (thousands of pounds)	30,300	36,700	32,100	49,100	148,200	144,500

Average realized price
– Gold (per ounce)	$652	$661	$704	$807	$724	$613
– Copper (per pound)	$2.93	$3.66	$3.82	$2.64	$3.22	$3.58

Total cash costs (per gold ounce) (1)	$(299)	$(1,071)	$(1,057)	$(420)	$(684)	$(1,176)

Financial Data

Revenues	$104.3	$154.8	$151.0	$188.2	$598.3	$593.1

Earnings from operations	$22.1	$69.6	$69.2	$77.8	$238.7	$334.2

(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the year ended December 31, 2007 would be $325 per ounce of gold and $1.72 per pound of copper (2006 – $215 per ounce of gold and $1.31 per pound of copper).
Gold production at Alumbrera was approximately 10,000 ounces lower in 2007 compared to 2006. This was due to lower recovery and lower head grade on slightly higher tonnage milled. Copper production was virtually unchanged from 2006 to 2007. By-product cash costs increased to ($684) per ounce due to a lower realized copper price as well as increasing operating costs at Alumbrera. Ore milled was higher in 2007 than 2006 by just under a million tonnes. This was due to improvements in the milling circuit, and the processing of more stockpile material. Ore mined actually was less than in 2006 as waste movement was prioritized to prepare for access to the new phases to be started in 2008. Mill head grade for 2007 was lower than in 2006, a trend that will continue in future years at Alumbrera, though copper grade was maintained. Overall, recoveries for the year were down, reflecting the milling of large amounts of lower recovery stockpiled ‘oxide’ ores during the year. Stockpiled ore will continue to be processed throughout most of the remaining mine life.
Construction of the molybdenum recovery plant was completed during 2007 with positive initial results from the flotation circuit. Issues with the thickeners and rheology were addressed during the fourth quarter and startup is expected in the first quarter of 2008.
Late in the fourth quarter of 2007, the Argentine government informed a number of mining exporters that their products would be subject to an export duty from the beginning of December 2007. Alumbrera has a fiscal stability agreement with the Government which provides for a period of 30 years of fiscal stability. Prior to December 2007, Alumbrera was not required to pay the export duty that was introduced in 2002 as part of the government’s economic emergency measures. Depending on the product, the export duty ranges from 5% (gold and silver) to 10% (copper) of revenue. At year end, Alumbrera was contesting the payment of the export duty.
16     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Marigold mine, United States (Goldcorp’s interest – 67%)

					Total	Total
	Q1	Q2	Q3	Q4	2007	2006(1)

Operating Data

Tonnes of ore mined	969,200	1,474,300	1,682,600	2,059,900	6,186,000	5,778,900

Tonnes of waste removed	6,497,100	5,486,500	3,740,200	3,803,400	19,527,500	19,396,500

Ratio of waste to ore	6.7	3.7	2.2	1.9	3.2	3.4

Tonnes of ore processed	969,200	1,474,300	1,682,600	2,059,900	6,186,000	5,779,100

Average head grade (grams/tonne)	0.49	0.45	0.75	0.96	0.71	0.74

Average recovery rate	70%	70%	70%	70%	70%	70%

Gold (ounces)
– Produced	14,300	18,600	21,800	39,200	93,900	99,800
– Sold	14,700	19,300	19,700	41,400	95,100	98,200
Average realized gold price (per ounce)	$647	$667	$681	$796	$723	$602

Total cash costs (per ounce)	$549	$754	$580	$500	$575	$464

Financial Data

Revenues	$9.5	$12.9	$13.4	$33.0	$68.8	$59.2

Earnings (loss) from operations	$(1.0)	$(4.9)	$(1.2)	$8.3	$1.2	$16.0

(1)	Results from Marigold mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition, November 4, 2006. For comparative purposes only, the 2006 column includes the full year results from the Marigold mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006. 2006 cash costs have been restated for consistency with Goldcorp’s accounting practices.
Goldcorp’s share of the Marigold production amounted to 93,900 ounces of gold during 2007, a 6% decline from the previous year. The reduction in ounces produced was due to 33% fewer ounces placed on the heap-leach pad in the first six months of 2007 versus 2006, which was attributable to both lower grade and higher stripping ratios. In the last half of the year, 34% more ounces were placed on the leach pad; however, a significant portion (43%) of these ounces remained in inventory at year end. Compared to 2006, a 7% increase in tonnes of ore processed was partially offset by a 4% decrease in ore grade, netting out to a 3% increase in gold ounces stacked on the leach pad during 2007.
The pit development sequence during 2007 was similar to 2006, with ore production from the lower grade Antler Pit dominating the first two quarters of the year and mining focused in the higher grade Basalt Pit during the second half of the year. The cash cost of gold produced increased by 24% over 2006 due to very high strip ratios in the early part of 2007, accompanied by lower gold production and higher maintenance and consumable costs.
Exploration on the property focused on expansion of the Basalt pit, the evaluation of the Trout Creek fault that hosts the Marigold orebodies and the evaluation of on-trend structural targets in gravel-covered pediment at the north end of the property.
GOLDCORP      |     17

(in United States dollars, tabular amounts in millions, except where noted)
Wharf mine, United States

					Total	Total
	Q1	Q2	Q3	Q4	2007	2006

Operating Data

Tonnes of ore mined	603,100	612,200	852,500	838,300	2,906,100	2,968,000

Tonnes of ore processed	597,800	640,200	888,800	847,800	2,974,600	3,040,400

Average grade of gold processed (grams/tonne)	1.36	1.36	0.87	0.72	1.01	1.02

Average recovery rate	71%	66%	63%	69%	67%	75%

Gold (ounces)
– Produced	14,000	12,600	12,200	18,900	57,700	63,000
– Sold	15,700	12,800	12,000	16,900	57,400	63,400

Average realized gold price (per ounce)	$653	$658	$690	$806	$709	$605

Total cash costs (per ounce)	$330	$364	$338	$429	$369	$340

Financial Data

Revenues	$10.7	$8.8	$8.8	$14.4	$42.7	$40.6

Earnings from operations	$4.0	$2.1	$3.1	$5.0	$14.2	$12.3
The Wharf Mine produced 57,700 ounces of gold in 2007 compared with 63,000 ounces in 2006. This drop in production was the result of ore with lower recoveries from the final benches of the Trojan pit and poor recoveries from the plant which were subsequently corrected through refurbishment of the acid wash circuit and replacement of the carbon reactivation kiln.
Total cash costs increased by 9% year-on-year as a result of the lower production, increases in consumables prices and increases in royalty payments which result from the higher realized gold price. Most of this increase occurred in the fourth quarter, as gold prices increased significantly during that time and more lower-grade ore, which has higher unit costs, was placed on the pad.
Successful exploration and definition drilling in the American Eagle area adjacent to the Trojan and Deep Portland Pits has resulted in an extension to the mine life at Wharf to at least 2010. Drilling will continue into 2008 to better define the extent of the preliminary resource modeling and to explore additional targets.
San Martin mine, Honduras

					Total	Total
	Q1	Q2	Q3	Q4	2007	2006(1)

Operating Data

Tonnes of ore mined	715,800	974,900	862,100	46,000	2,598,800	4,022,100

Tonnes of waste removed	1,307,900	859,500	498,600	0	2,666,000	4,455,700

Ratio of waste to ore	1.83	0.88	0.57	n/a	1.0	1.11

Tonnes of ore processed	715,800	974,900	862,100	46,000	2,598,800	4,023,600

Average mill head grade (grams/tonne)	0.66	0.77	0.85	0.72	0.77	0.78

Average recovery rate	55%	55%	51%	51%	54%	55%

Gold (ounces)
– Produced	11,400	14,100	11,000	8,800	45,300	59,600
– Sold	11,400	14,400	11,000	8,900	45,700	61,600

Average realized gold price (per ounce)	$657	$662	$691	$804	$695	$605

Total cash costs (per ounce)	$453	$459	$498	$521	$479	$350

Financial Data

Revenues	$7.6	$9.5	$7.7	$7.2	$32.0	$37.5

Earnings from operations	$1.6	$2.2	$1.4	$(0.6)	$4.6	$7.0
18     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

(1)	Results from San Martin mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition, November 4, 2006. For comparative purposes only, the 2006 column includes the full year results from the San Martin mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.
2007 was San Martin’s last year as an operating mine with the mine entering reclamation and closure activities during the fourth quarter of the year. Gold production was 45,300 ounces, down 24% from the prior year because mining was completed in the Palo Alto pit in October.
The focus of the operation has shifted to responsible closure and sustainable development activities. During the fourth quarter the overburden dumps were re-contoured and the lower portions of the Palo Alto pit were back-filled. Further recontouring, revegetation and final leach and rinse on the leach pads will continue into 2008 and 2009. As areas of the site become reclaimed they are ceded to the San Martin Foundation, where commercial agricultural projects are being piloted with the goal of developing self-sustaining commercial projects.
Silver Wheaton Corp (Goldcorp’s interest – 48%; 100% figures shown) (1)

					Total	Total
	Q1	Q2	Q3	Q4	2007	2006

Operating Data

Ounces of silver sold
– Luismin	1,937,000	1,394,000	1,900,000	1,682,000	6,913,000	8,978,200
– Zinkgruvan	519,000	539,000	247,000	540,000	1,845,000	1,685,800
– Yauliyacu	887,000	844,000	792,000	919,000	3,442,000	2,867,000
– Stratoni	—	276,000	190,000	402,000	868,000
Total	3,343,000	3,053,000	3,129,000	3,543,000	13,068,000	13,531,000

Average realized silver price (per ounce)	$13.20	$13.58	$12.66	$14.18	$13.42	$11.72

Total cash costs (per ounce)	$3.90	$3.90	$3.90	$3.93	$3.91	$3.90

Financial Data

Revenues	$44.1	$41.5	$39.6	$50.2	$175.4	$158.5

Earnings from operations	$21.7	$20.0	$18.3	$24.8	$84.8	$75.7

(1)	Goldcorp’s disposed of its 48% interest in Silver Wheaton on February 14, 2008.
PROJECT DEVELOPMENT REVIEW
Los Filos Project, Mexico
The Los Filos Project is a 100%  owned development project, consisting of two open pit mines (Los Filos and El Bermejal) with common heap leach, wet plant and ancillary facilities. Total reserves of Los Filos are 5.64 million gold ounces, with 0.90 million ounces in the proven category and 4.74 million ounces classified as probable reserves.
Los Filos is located in the Nukay mining district of central Guerrero State in southern Mexico, approximately 230 kilometres south of Mexico City.  The property is accessible from Highway 95, a major paved route between Mexico City and Acapulco.  At the village of Mezcala on Highway 95, a former 8.5 kilometre dirt road leading to Los Filos and El Bermejal areas was broadened and paved as part of the project scope and is fully operational.  Driving time from Mexico City is approximately three hours. The Los Filos project is located near established power and road infrastructure at Mezcala and near centers of supply for materials and workers at Chilpancingo, Iguala and Cuernavaca.
GOLDCORP      |     19

(in United States dollars, tabular amounts in millions, except where noted)
The Los Filos operation entered commercial production on January 1, 2008. Following a year in which construction activities were completed and commissioning carried out, the operation finished the year with 8,818,000 tonnes under leach on the leach pads and 43,800 ounces of gold produced since its first gold pour in June 2007. By year-end, daily total mining rates were averaging 99,000 tonnes per day.
Ore is currently being stacked on the run-of-mine heap leach pad at a rate of 47,000 tonnes per day. Modifications to the crushed ore bin are currently being investigated, while the higher grade fraction of the ore from the Los Filos pit, which was initially planned to be crushed, is being stacked without crushing.
Stage I of the heap leach pad has 27 hectares under leach and Stage II is currently under construction. The leach characteristics of the ore are consistent with earlier studies.
Early in 2007 the project was adversely affected by a road blockade carried out by a small group from one of the local communities seeking to renegotiate the land purchase and rental agreements. The disputes were settled and subsequent relations with the local communities have been good.
Gold sales in the year amounted to 39,700 ounces, the proceeds of which were offset against the construction in progress. Pre-operational costs incurred prior to commercial production were capitalized. Capital expenditure for the project construction, exclusive of pre-operating costs, totaled $307.5 million.
Peñasquito Project, Mexico
Peñasquito is a 100% owned development project consisting initially of two open pits, Chile Colorado and Peñasco. The mine is in development, with the current feasibility study envisaging a heap leach operation starting in 2008, followed by a 130,000 tonne per day milling operation in 2009. Annual production over the life of mine (estimated at 19 years) is expected to average approximately 400,000 ounces of gold, 31 million ounces of silver and over 400 million pounds of zinc. In June 2007, new reserves were calculated using the latest exploration data and the deposit now contains 13.05 million ounces of proven and probable gold reserves, 4.73 million ounces of measured and indicated gold resources and 9.02 million ounces of inferred gold resources. In addition, Peñasquito contains 863.9 million ounces of proven and probable silver reserves, 413.3 million ounces of measured and indicated silver resources and 509.9 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the revenue base. The deposit remains open to the north, east, and at depth. Exploration drilling remains in progress.
During the fourth quarter, the Goldcorp Board approved a plan to expand the design mill throughput by 30% at the Peñasquito project in Mexico to 130,000 ore tonnes per day and to accelerate the project production schedule.  This expansion followed the 48% increase in proven and probable reserves announced in June, 2007. The revised capital cost estimate for project completion amounts to $1.49 billion, which includes $437 million spent to date. Purchase commitments totaled $421 million at December 2007 and the project EPCM progress stood at 37%. Construction is on schedule and the first gold pour from the oxide material, which is ancillary to the primary operations, is expected to be achieved in 2008.
The warehouse and administration buildings have been erected and work continues on the interiors of both facilities. Concrete pours at the primary crusher building, the reclaim tunnels, the Merrill-Crowe plant and the mill floor area are ongoing. A 6,000 cubic metre continuous pour for the mill foundation was completed in 50 hours during November without incident. The leach pad liner placement has commenced and the first of five cells was almost complete at year-end. Work at the substations continues and the 400kV power line is scheduled to be energized during the first quarter of 2008.
Initial mining equipment, including fourteen haul trucks and three front-end loaders, had been commissioned by year-end and was engaged in pre-stripping activities at a rate of 80,000 tonnes per day. Additional mine equipment continues to arrive on the site and training of the operating crews is ongoing. The components of the first mine shovel arrived late in the year and it should be assembled
20     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
and operational by the end of the first quarter 2008. The road to the leach pad has been established for run-of-mine material and overliner material is being crushed and placed on the liner.
Significant advancements were made during the year in regard to providing water to the project. Pit dewatering wells are providing water for the construction activities and ten wells have been installed at the Cedros wellfield, 20 kilometers from the project, to provide the necessary water during operations.
Optimizations studies are ongoing for haulage, crush size versus recovery for the oxide material, and concentrate transportation.
Concentrate production from the sulphide processing circuit is expected by the end of 2009.
Éléonore Project, Canada
The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. An initial indicated gold resource estimate of 1.8 million ounces at an average grade of 7.4 grams per tonne and initial inferred gold resource of 0.9 million at an average grade of 7.1 grams per tonne was announced in June 2007. By December 31, 2007, the indicated gold resource had grown to 2.5 million ounces at an average grade of 7.2 grams per tonne and the inferred gold resource had grown to 1.2 million ounces at an average grade of 6.6 grams per tonne. High grade drill results outside the resource boundary point to significant expansion potential at Éléonore.
In 2007, intense drilling on site continued with up to five rigs in operation, concentrating on the deep, north and south extensions of the ore body. In parallel, the project exploration team carried out detailed mapping of the stripped outcrop over the Roberto area for a more detailed understanding of the mineralization.
The permit application for the permanent airstrip and access road was submitted and was under review by governmental authorities at year-end. The mine environmental and social impact assessment (ESIA) work was also initiated, with a project notice submitted to regulators in November. Upon receiving guidelines for the ESIA, the assessment work will be completed and submitted in the first half of 2008.
A pre-feasibility study program was initiated during 2007 in order to investigate the primary physical, technical and economic components of the proposed project. This work is in progress at year-end and a feasibility study is anticipated by the end of 2008.
In order to improve the costs and efficiency of the transportation to and from the site, construction of an airstrip and access road is expected to commence in 2008.
In line with Goldcorp’s commitment to the importance of sustainable development and social relationships, the project team is continuing to develop a collaborative relationship with key stakeholders. The development of a long-term collaboration agreement is in progress with the Cree Nation of Wemindji as well as other Cree Nations. Discussions also continued with various governmental departments and Hydro-Québec.
Cumulative capital expenditures to December 31, 2007 amounted to $62 million.
Cerro Blanco Project, Guatemala
The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. There is a possibility of developing an underground mine which would also consist of potential operating synergies with the Marlin Mine.
GOLDCORP      |     21

(in United States dollars, tabular amounts in millions, except where noted)
All necessary licenses and permits were received in 2007 to begin construction of a decline to intercept the ore body to carry out metallurgical tests to assist with design optimization. Along with the underground gold/silver mine, a geothermal power generation project is under review, with a feasibility study to be completed in 2008.
Pueblo Viejo, Dominican Republic (Goldcorp’s interest – 40%)
Pueblo Viejo is an 18 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 7.2 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator. The deposit also contains 87.8 million ounces of silver, 360 million pounds of copper and 2.6 billion pounds of zinc. The mine will be comprised of two conventional open pits, which are expected to produce an average of 775,000-800,000 ounces of gold per year (100% basis), over an anticipated life of 20 years. The ore is refractory and will be treated at a rate of 15,000 tonnes per day by whole ore pressure oxidation, followed by CIL cyanide leach.
The project continued to be evaluated during 2007 and an updated feasibility study is expected early in 2008, with a production decision required back to the Dominican government in February 2008. The current capital cost estimate for the project is $2.1-2.3 billion. Barrick continues to complete studies investigating the potential to enhance zinc recoveries from the operation and is also investigating various power options that would provide lower power costs to the mine.
22     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	2007	2006	2005

Depreciation and depletion	$465.1	$304.4	$135.3
Corporate administration	132.9	83.0	43.9
Exploration	42.7	27.6	8.0
Write-down of mining interests	—	174.7	—
Depreciation and depletion related to mining activities increased to $465.1 million for the year, compared to $304.4 million in 2006 and $135.3 million in 2005, primarily as a result of higher production and the amortization of fair value allocations for acquisitions of certain Placer Dome mining assets acquired in May 2006 and Glamis mining assets acquired in November 2006.
Corporate administration costs have increased year over year since 2005 due primarily to increased corporate activity relating to the acquisitions of Wheaton, Placer and Glamis. Included in corporate administration are stock option expenses of $41.2 million in 2007 (2006 – $22.7 million; 2005 — $13.9 million), which have increased due to the issuance of new stock options in 2007 as well as the continual vesting of previously issued stock options and additional stock option expense from the consolidation of Terrane and Silver Wheaton.
Exploration costs increased during 2007, compared to 2006 and 2005, due primarily to the inclusion of development projects acquired with the Placer and Glamis assets in 2006. The increase in total exploration costs is reflective of the Company’s strategy for organic growth.
A $174.7 million impairment charge was recorded in 2006 against the investment in Amapari as a result of a downward revision of its proven and probable reserves to 485,000 ounces of gold as at December 31, 2006, which reflected the exclusion of sulfide mineralization that was previously included and the pending sale of the mine in April 2007.
OTHER INCOME (EXPENSE)

	2007	2006	2005

Interest and other income/expense	$20.5	$17.9	$5.6
Interest expense and financing fees	(44.7)	(44.8)	0.1
Share of income of equity investees	0.1	—	—
(Loss) gain on foreign exchange	(49.4)	5.3	0.5
Non-hedge derivative loss	(23.5)	(4.1)	—
Gain (loss) on marketable securities, net	5.5	(5.0)	10.2
Gain on sale of mining interests	51.0	—	—
Gain on sale of shares in subsidiaries, net	—	109.8	—
Dilution gains	10.0	63.8	18.7

	$(30.5)	$142.9	$35.1

During the current year, the Company incurred $44.7 million of interest expense and financing fees as a result of having drawn down on credit facilities in 2006 to fund the acquisition of certain Placer assets. Prior to the acquisition date of May 12, 2006, the Company did not have any debt outstanding. The interest expense and financing fees for the full year of $44.7 million is significantly lower than the $44.8 million incurred for the seven month period subsequent to the acquisition of certain Placer assets due primarily to the lower rates negotiated on the refinancing of the Company’s $500 million, $350 million and $550 million revolving credit facilities for a $1.5 billion revolving credit facility. The Company capitalized interest of $10.9 million for development projects in 2007.
The Company incurred $49.4 million of foreign exchange losses in 2007, resulting primarily from the impact of the strengthened Canadian dollar on the Company’s results, which are reported in its functional currency of US dollars. This loss primarily resulted from the revaluation of future income tax assets and liabilities arising on mineral interests denominated in local currencies. The Company
GOLDCORP      |     23

(in United States dollars, tabular amounts in millions, except where noted)
has $3.9 billion of future income tax liabilities, primarily arising from acquisitions, which are monetary items revalued each period end at current exchange rates.
As discussed under “Liquidity and Capital Resources” below, the Company has entered into copper forward contracts and swaps on its 2007 and 2008 production. A loss of $23.5 million was recognized on these derivatives in 2007, comprised of a realized loss of $19.9 million on matured contracts, and, as the contracts do not satisfy hedge effectiveness tests, the Company also recognized a mark-to-market loss of $3.6 million in the year (2006 – $4.1 million).
During the current year, the Company recorded a $5.5 million gain on the disposition of marketable securities (2006 – $5.0 million loss, 2005 – $10.2 million gain).
During the second quarter of 2007, the Company closed the sale of the Amapari and Peak mines to Peak Gold Ltd. for $200 million in cash and $100 million in share consideration. The sale resulted in a gain of $40.2 million, which is offset by taxes paid of $33.7 million, resulting in a net income impact of $6.5 million. In addition, the Company realized a $10.8 million gain ($9.1 million after tax) from the sale of certain mining assets during the fourth quarter of 2007.
The Company completed the sale of 18 million common shares of Silver Wheaton in the fourth quarter of 2006 at a price of C$12.70 per share, for gross proceeds of $199.1 million. This transaction gave rise to a gain on sale of $109.8 million ($87.8 million after tax).
The Company’s interest in Silver Wheaton declined from 49% to 48% during 2007 from additional issuance of common shares by Silver Wheaton. This dilution of interest resulted in a dilution gain of $1.1 million in 2007, being the difference between the Company’s share of the proceeds and the book value of the underlying equity of the shares involved. In 2006, Goldcorp’s interest in Silver Wheaton declined from 59% to 49%, following a Silver Wheaton public offering, and this dilution of interest resulted in a dilution of gain of $61.4 million being recognized in 2006. In 2005 Silver Wheaton, completed a private placement of shares with third parties, which resulted in a dilution in Goldcorp’s share interest from 65% to 59%, and a resulting dilution gain of $18.7 million.
The Company’s interest in Terrane declined from 77% to 68% during 2007 from additional issuance of common shares by Terrane. This dilution of interest resulted in a dilution gain of $8.9 million (2006 — $2.4 million).
Other expenses of $3.6 million in 2005 were related to severance and restructuring of insurance policies resulting from the acquisition of Wheaton, which were not capitalized as acquisition costs under accounting standards.
INCOME AND MINING TAXES
Income and mining taxes for the year ended December 31, 2007 totaled $160.3 million, approximately 25.6% of earnings before taxes, foreign exchange revaluation of future income tax assets and liabilities and dilution gains. In 2006, income and mining taxes were $154.5 million, or 26% of earnings before taxes and dilution gains (2005 – $142.4 million, or 34%). The lower effective tax rate in 2007 is primarily due to a reduction of future income tax liabilities of $50 million resulting from a 0.5% Canadian tax rate reduction enacted in June 2007, and further Canadian tax rate reductions enacted in December 2007 that will reduce the corporate tax rate by 3.5% over a five-year period. An additional $8.6 million of tax recoveries from the change in estimates related to the recognition of tax benefits arising from non-capital losses also contributed to the lower effective tax rate in 2007. The impact of these tax reductions was partially offset by higher taxes paid on the capital gain arising from the sale of the Peak and Amapari mines and higher non-deductible stock option expenses. The effective tax rate during 2006 was lower compared to 2005 due to the lower statutory tax rates applicable to the newly acquired operations combined with the recognition of tax rate reductions announced in Canada, which resulted in a reduction of future income tax liabilities of approximately $46 million.
On October 1, 2007, the Government of Mexico enacted legislation which introduces a new flat rate business tax effective January 1, 2008 (16.5% in 2008, 17% in 2009 and 17.5% thereafter) and a new 2% tax on cash deposits effective July 1, 2008. The impact to the Company’s existing future income tax liabilities resulting from these new taxes is not anticipated to be material.
24     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
NON-CONTROLLING INTERESTS
The non-controlling interests relate to Goldcorp’s ownership of its subsidiary companies, including Silver Wheaton (48%) and Terrane Metals Corp. (68%). Goldcorp disposed of its interest in Silver Wheaton on February 14, 2008.
In 2005, a non-controlling interest in the amount of $54.9 million arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% during the year, following the issuance of additional shares by Silver Wheaton to non-controlling interests. In 2006, the Company’s interest in Silver Wheaton declined from 59% to 49%, as a result of the Silver Wheaton share issuances and Goldcorp’s disposition of Silver Wheaton shares. Goldcorp’s interest in Silver Wheaton declined marginally, to 48%, during 2007 as a result of additional issuances of common shares by Silver Wheaton from the exercise of stock options and warrants, which gave rise to an increase in non-controlling interests of $9.2 million.
In July, 2007, Silver Wheaton entered into a transaction to acquire 25% of the life of mine silver production from Goldcorp’s Peñasquito project for an upfront cash payment of $485 million. During the year, Silver Wheaton repaid a $20 million promissory note to Goldcorp. In September 2006, in connection with the Company’s acquisition of Glamis, Silver Wheaton agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton received a right of first refusal on future silver production from the Peñasquito Project in Mexico.
During the year ended December 31, 2007, the Company sold to Silver Wheaton 6.9 million ounces (2006 – 9.0 million ounces) of silver from a subsidiary at an average price of $3.91 per ounce, for total consideration of approximately $27.0 million (2006 – $35.0 million). Silver Wheaton also has an agreement with Goldcorp whereby the Company provides certain management and administrative services at cost. During the year, total management fees paid to the Company were $0.2 million (2006 – $0.2 million). This agreement allows for cancellation with 30 days notice at any time. During the year, the Company leased office space to Silver Wheaton for approximately $0.2 million per year under a 9-year lease agreement.
In 2006, the Company received 240 million convertible Series A preferred shares of Terrane Metals Corp at a price of C$0.50 per share. On a convertible basis, Goldcorp owned an 81% equity interest in Terrane, and, as a result, a non-controlling interest of $22 million was recognized on acquisition of Terrane. Later that year, Terrane issued 13.4 million units in a brokered private placement, at a price of C$0.75 per unit for gross proceed of C$10 million. Each unit consisted of one common share and one half of a common share purchase warrant. As a result of this transaction, Goldcorp’s interest in Terrane, on an as-converted basis, decreased to 77% at the end of 2006. In 2007, the Company’s interest in Terrane decreased to 68% as a result of additional share issues. In June, Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. In July, Terrane closed a private placement of 5.6 million common shares at a price of C$0.65 per share for gross proceeds of C$3.6 million. These transactions resulted in an increase in non-controlling interests of $19.8 million
GOLDCORP      |     25

(in United States dollars, tabular amounts in millions, except where noted)
DISCONTINUED OPERATIONS – LA COIPA MINE, CHILE (Goldcorp’s interest – 50%)
On September 25, 2007, Goldcorp entered into an agreement with Kinross Gold Corporation to acquire Kinross’ 49% share of the Porcupine gold mines in northeastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash. The transaction closed on December 21, 2007. As a result, the La Coipa operations have been reclassified as discontinued operations, with restatement of prior periods to May 12, 2006, the date of acquisition. The following table presents selected data for Goldcorp’s 50% interest in La Coipa:

					Total	Total
	Q1	Q2	Q3	Q4	2007	2006(1)

Operating Data

Tonnes of ore milled	391,300	402,400	415,000	495,400	1,704,100	2,562,300

Average mill head grade (grams/tonne)
– Gold	0.79	1.35	1.13	1.16	1.11	0.95
– Silver	282	237	120	115	183	94
Average recovery rate
– Gold	60%	71%	80%	88%	76%	78%
– Silver	74%	70%	67%	72%	72%	64%
Produced (ounces)
– Gold	5,100	13,500	11,200	16,300	46,100	62,400
– Silver	2,502,100	2,436,800	976,600	1,319,800	7,235,300	4,777,500
Sold (ounces)
– Gold	4,300	9,500	13,200	15,400	42,400	70,100
– Silver	2,136,100	2,418,600	1,656,300	1,191,600	7,402,600	4,345,700
Average realized price (per ounce)
– Gold	$654	$659	$682	$783	$711	$597
– Silver	$13.38	$13.26	$12.78	$14.36	$13.36	$11.99
Total cash costs per gold ounce (2)	$(4,235)	$(1,746)	$(671)	$(328)	$(1,152)	$(57)

Financial Data

Revenues	$31.4	$38.2	$30.1	$29.1	$128.8	$93.8
Earnings (loss) from operations	$15.1	$16.5	$10.0	$15.0	$56.6	$21.6

(1)	Results from the La Coipa mine are included in Goldcorp’s financial results for the period subsequent to the date of acquisition, May 12, 2006. For comparative purposes only, the 2006 column includes the full year results from the La Coipa mine operations, and may not include all of the pro forma financial adjustments required had the acquisition taken place on January 1, 2006.

(2)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If gold production was treated as a co-product, average total cash costs for the year ended December 30, 2007 would be $275 per ounce of gold and $5.19 per ounce of silver (2006 – $305 per ounce of gold and $6.14 per ounce of silver).
Net earnings from discontinued operations, after tax, amounted to $84.7 million (2006 – $7.7 million), including a $46.4 million gain recorded by the Company on the disposition of La Coipa.
26     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURES
Total Cash Cost per Gold Ounce
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	2007	2006	2005

Cash costs, continuing operations
Operating expenses per financial statements	$953.8	$613.1	$304.0
Industrial minerals operating expense	—	—	(9.9)
Treatment and refining charges on concentrate sales	48.4	73.6	49.4
By-product silver and copper sales, and other	(581.1)	(603.4)	(304.8)
Non-cash adjustments	(5.3)	(17.9)	(9.5)

Total cash costs	$415.8	$65.4	$29.2

Divided by ounces of gold sold	2,211,000	1,674,000	1,344,600

Total cash costs per ounce of gold	$188	$39	$22

Cash costs, including discontinued operations (provided for informational purposes)
Operating expenses per financial statements	$1,005.4	$643.8	$304.0
Industrial minerals operating expense	—	—	(9.9)
Treatment and refining charges on concentrate sales	48.9	73.9	49.4
By-product silver and copper sales, and other	(682.0)	(643.2)	(304.8)
Non-cash adjustments	(5.3)	(17.5)	(9.5)

Total cash costs	$367.0	$57.0	$29.2

Divided by ounces of gold sold	2,253,400	1,708,000	1,344,600

Total cash costs per ounce of gold	$163	$33	$22

GOLDCORP     |     27

(in United States dollars, tabular amounts in millions, except where noted)
Adjusted Net Earnings
The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
The following table provides a reconciliation of adjusted net earnings to the financial statements:

	2007	2006	2005

Net earnings per financial statements	$460.1	$408.3	$285.7
Foreign exchange loss (gain) on revaluation of future income tax liabilities	54.6	(4.8)	—
Unrealized non-hedge derivative loss, net of tax	2.4	2.6	—
Loss (gain) on marketable securities, net of tax	(4.7)	5.0	(8.5)
Dilution gain	(10.0)	(63.8)	(18.7)
Gain on sale of mining interests, net of tax	(15.6)	—	—
Gain on sale of mining interests included in discontinued operations, net of tax	(46.4)	—	—
Gain on sale of shares in subsidiary, net of tax	—	(87.8)	—
Write-down of mining interests	—	174.7	—

Total adjusted net earnings	$440.4	$434.2	$258.5

Weighted average shares outstanding (000’s)	704,868	435,189	314,292

Adjusted net earnings per share	$0.62	$1.00	$0.82

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2007 the Company held cash and cash equivalents of $510.8 million (December 31, 2006 – $526.3 million) and had working capital of $630.4 million (December 31, 2006 – $417.8 million). On February 14, 2008, the Company received net proceeds of $1,516.5 million from the sale of its interest in Silver Wheaton. The cash has been invested in secure, investment grade instruments that provide maximum liquidity and flexibility. The Company expects to use $635 million of the proceeds to repay all debt outstanding on its revolving credit facility prior to the end of the first quarter of 2008.
On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. Upon closing the credit facility, there was a contemporaneous repayment in full of all credit outstanding under the previous $500 million, $350 million and $550 million revolving credit facilities and the termination thereof. The credit facility is unsecured and amounts drawn are required to be financed or repaid May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio.
On July 24, 2007, Silver Wheaton entered into a commitment with Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan and $300 million under a revolving term loan in order to finance the acquisition of the Peñasquito silver contract from Goldcorp. The revolving loan is for a period of seven years and the term loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time. Silver Wheaton has committed to pay down the revolving loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash flows reported for the quarter. The revolving loan can be drawn down at any time to finance acquisitions or investments.
28     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
The total amount of credit facilities drawn as at December 31, 2007 was $1,064.9 million, which includes $645.0 million drawn down on the $1.5 billion revolving credit facility and $192.9 million and $227.0 million drawn down on Silver Wheaton’s revolving and non-revolving term loans, respectively.
In the opinion of management, the working capital at December 31, 2007, together with future cash flows from operations, is sufficient to support the Company’s normal operating requirements on an ongoing basis.
Total assets increased to $19.0 billion at December 31, 2007 from $18.0 billion at December 31, 2006.
During the year ended December 31, 2007, the Company generated operating cash flows from continuing activities of $650.7 million compared with $763.7 million during 2006. Cash dividend payments for the period totaled $126.9 million (2006 — $79.1 million).
During the year ended December 31, 2007, the Company invested a total of $871.4 million in mining interests, including $101.2 million at Red Lake, $145.9 million at the Luismin operations, $403.0 million at Peñasquito, $34.8 million at Pueblo Viejo and 42.6 million at Éléonore.
As of March 10, 2008, there were 708.4 million common shares of the Company issued and outstanding and 14.1 million stock options outstanding under its share option plan. In addition, the Company had 8.4 million share purchase warrants outstanding (exchangeable for 8.4 million common shares).
Derivative Instruments
As of December 31, 2007, the Company had entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.26 on 21.8 million pounds and calls sold at an average price of $3.63 on 19.5 million pounds for 2008 production. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month. These contracts do not qualify for hedge accounting, and are therefore marked to market at the end of each reporting period. The Company realized a loss of $19.9 million on matured contracts and a mark to market loss of $3.6 million in the year ended December 31, 2007. In the prior year the Company realized a mark to market loss of $4.1 million on copper forward contracts.
The Company has risk management policies in place to manage metal price, interest rate, and foreign currency exchange rate exposure.
Contractual Obligations
Commitments exist as at December 31, 2007 for capital expenditures of approximately $530.8 million, of which $420.6 million relates to Peñasquito. The majority of these expenditures will occur in 2008. The Company rents premises and leases equipment under operating leases that expire over the next five years. The operating lease expense in 2007 was $2.4 million (2006 – $6.2 million; 2005 – $7.6 million).
The following is a schedule of future minimum rental and lease payments required:

2008	$8.6
2009	5.6
2010	2.6
2011	1.3
2012	1.4

19.5
Thereafter	—

Total minimum payments required	$19.5

GOLDCORP     |     29

(in United States dollars, tabular amounts in millions, except where noted)
The following is a schedule of future bank credit facility repayments based upon maturity dates:

2008	$28.5
2009	28.5
2010	28.5
2011	28.5
2012	673.5
Thereafter	277.4

$1,064.9

RISKS AND UNCERTAINTIES
The main risks that can affect the profitability of the Company include changes in metal prices, currency fluctuations, foreign operations and government and environmental regulations.
Metal Prices
Profitability of the Company depends on metal prices for gold, silver and copper. A 10% change in gold, silver or copper prices would impact 2008 budgeted net earnings per share by approximately $0.17, $0.01 or $0.03, respectively.
Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.
Currency Fluctuations
Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Guatemalan quetzal and Honduran lempira. A 10% change in the value of the Canadian dollar or the Mexican peso against the US dollar would impact 2008 budgeted cash costs by approximately 6% and 2%, respectively.
The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms. In addition, following the Glamis and Placer acquisitions, the Company recorded $3.1 billion of future income tax liabilities on mineral interests, which are recorded in local currencies. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in income in the period.
The Company’s Risk Management Policy includes hedging to reduce the risk associated with currency fluctuations; however, the Company has not entered into such types of transactions during the current or comparative periods. The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and the currencies in which the Company operates. In 2007, favourable changes in metal prices have mitigated the adverse effect of the appreciation of the Canadian dollar against the US dollar.
Foreign Operations
In 2007, the Company’s operations were conducted in Canada, the United States of America, Mexico, Argentina, Australia, Brazil, Chile, Guatemala and Honduras, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining;
30     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.
Government Regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Environmental Regulation
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2007 consolidated financial statements describe all of the significant accounting policies.
Income and Mining Taxes
The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences
GOLDCORP     |     31

(in United States dollars, tabular amounts in millions, except where noted)
between the financial statement carrying amounts and the tax bases of certain assets and liabilities, and for tax losses and other deductions carried forward. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.
Mining Interests
Mining interests are the most significant assets of the Company, representing $16,453 million at December 31, 2007, and represent capitalized expenditures related to the exploration and development of mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.
The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Reclamation and Closure Cost Obligations
Reclamation and closure cost obligations have been estimated based on the Company’s interpretation of current regulatory requirements; however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure cost obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.
Goodwill and Impairment Testing
The business combinations were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill. Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.
The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
Canadian Accounting Policies Implemented Effective January 1, 2007
On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ new Handbook Sections 1530, Comprehensive Income, 3855, Financial Instruments – Recognition and Measurement, 3861, Financial Instruments – Disclosure and Presentation, and 3865, Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements, the inclusion of other comprehensive income (“OCI”), and establish the standards for hedge accounting. As a result of
32     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
adopting these new standards, the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income tax liability, a non-cash increase of $15.9 million to non-controlling interest, a non-cash pre-tax increase of $54.7 million in accumulated OCI ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measured at fair value instead of cost, and the retroactive reclassification to accumulated OCI of $101.9 million in cumulative translation adjustments.
Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income tax liability, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to retained earnings as a one time cumulative effect of a change in accounting policy.
In addition, the Company adopted a policy to expense debt financing costs when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. As a result, the Company recorded a non-cash adjustment to decrease opening retained earnings by $1.5 million to eliminate the opening balance of debt financing fees that were capitalized and amortized under the Company’s previous accounting policy.
The adoption of Section 3865 did not have a material effect on the Company’s consolidated financial position and results of operations.
Canadian Accounting Pronouncements Effective January 1, 2008
Two new Handbook sections, 3862, Financial Instruments – Disclosure and 3863, Financial Instruments – Presentation, will replace Section 3861, Financial Instruments – Disclosure and Presentation. These new sections incorporate many of the disclosure requirements in the existing section, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments.
Section 1530, Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, as well as quantitative information about capital.
Section 3031, Inventories, which replaces the existing Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.
OUTLOOK
The Company expects to produce 2.6 million ounces of gold at an average cash cost of $250 per ounce in 2008. Production is expected to rise throughout the year as production sequentially ramps up at Los Filos and, in the second half of the year, following the completion of the mine expansion project at Red Lake.
Capital expenditures for the year are forecast at $1.2 billion, including approximately $700 million at Peñasquito and $150 million at the Éléonore project. This amount excludes any capital for the Pueblo Viejo project in the Dominican Republic. Exploration in 2008 will total $150 million, of which approximately half is expected to be expensed. Other than the primary goal of replacing mined ounces in 2008, particular emphasis will be placed on expansion opportunities at Red Lake and Musselwhite, resource expansion at Éléonore, and development of underground concepts and regional targets at Peñasquito.
GOLDCORP     |     33

(in United States dollars, tabular amounts in millions, except where noted)
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.
Internal Controls Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervisions of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.
There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
34     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2007, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2007, dated March 25, 2008, and other continuous disclosure documents filed by Goldcorp since January 1, 2008 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
GOLDCORP     |     35